FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      For the month of February 2006 No. 3

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

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     As reflected in the Registrant's financial statements included in its
Report on Form 6-K for the month of February 2006, filed by the Registrant on February 2, 2006, as of December 31, 2005 the Registrant had 66,932,056 ordinary shares outstanding. Since December 31, 2005, the Registrant has issued an additional 7,911,533 ordinary shares. Of these, 5,198,137 ordinary shares were issued in connection with conversions of the Registrant's Subordinated Convertible Debentures due 2012 and 2,713,396 ordinary shares were issued in connection with the conversion of wafer purchaser credits by certain of our wafer partners.

     As a result of these additional issuances, 74,843,549 ordinary shares were issued and outstanding as of February 14, 2006.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     TOWER SEMICONDUCTOR LTD.



Date: February 16, 2006                              By: /S/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary